

January 18, 2013

<u>Via E-mail</u>
Mr. Nickolay Kukekov
Chief Financial Officer and Director
Health in Harmony, Inc.
464 Gorge Road, #3E
Cliffside Park, New Jersey 07910

> **Re: Health in Harmony, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 21, 2012**
> **Response dated January 3, 2013**
> **File No. 000-54632**

Dear Mr. Kukekov:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file any amendment in response to the following comments as a revised preliminary information statement rather than as a revised definitive information statement.

2. We note your revised disclosure and response to comment 1 of our letter dated December 14, 2012. You state that the proposed exchange is "one of many possible future uses" for the authorized common stock. With a view to clarifying disclosure, please advise us if the authorized securities would be necessary to consummate the transaction as currently proposed.

3. Additionally, please provide disclosure regarding the Proposed Transaction to the extent practicable at this time, including the contemplated terms of the proposed

transaction and the natural persons and entities involved. In considering disclosure of material developments as they occur, please consider your obligations under Rule 14a-9 of the Exchange Act.

4. We note your response to comment 2 of our letter dated December 14, 2012 and the reference to "arms-length negotiations between the parties." Please identify for us the natural persons who control the entities involved in the proposed transaction. It is unclear, for example, if Mr. Kukekov is associated with Tungsten or another entity involved in the proposed transaction. It appears that information responsive to Item 3 of Schedule 14C is appropriate regarding the proposed transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director